BY EDGAR

March 25, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey Riedler

Sebastian Gomez Abero

Re:	Marina Biotech, Inc.

Amendment No. 1 to

Registration Statement on Form S-3

Filed March 23, 2011

File No. 333-172819

Dear Mr. Riedler:

On behalf of our client Marina Biotech, Inc. (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated March 24, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to J. Michael French, the President and Chief Executive Officer of the Company, relating to Amendment No. 1 to the Registration Statement on Form S-3 that was filed by the Company with the Commission on March 23, 2011 (File No. 333-172819) (the “Registration Statement”).

The Company is responding to the Staff’s comments by revising the Registration Statement as requested by the Staff. The Company is also revising the Registration Statement to update certain market-related disclosure to a more recent date.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference):

Incorporation by Reference

1.	Please amend your filing to incorporate by reference the current report on Form 8-K filed on February 10, 2011 and the two current reports on Form 8-K filed February 9, 2011.

Response

The Company has amended the Registration Statement to incorporate by reference the current report on Form 8-K filed on February 10, 2011 and the two current reports on Form 8-K filed February 9, 2011.

If you have any further questions or comments, or would like to discuss this response letter or the amended Registration Statement, please feel free to call me at (212) 326-0468.

Sincerely,

/s/ Michael T. Campoli

Michael T. Campoli

Pryor Cashman LLP

cc:	J. Michael French, Marina Biotech, Inc.

Peter S. Garcia, Marina Biotech, Inc.

Lawrence Remmel Esq., Pryor Cashman LLP